March 31, 2006

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.

20549

Fax No.: (202) 772-9369

Re: File No. 1-12570

Dear Mr. Cash:

Enclosed is CE Franklin Ltd’s (“CE Franklin” or the “Company”) response to your letter of February 24, 2006. I will respond to your questions in the order that they were presented in your letter.

Prior Comment 2

1.

We note your proposed modifications to the non-GAAP measure your present.  Please ensure your revised disclosures address each item outlined in our response to question 8 of FAQ on non-GAAP measures.  Specifically address the limitations associated with eliminating each material recurring item from the non-GAAP performance measure that you present and disclose how management compensates for these limitations.

CE Franklin Response:

Future filings will include the following disclosure with respect to the use of EBITDA as a non-GAAP earnings measure:

EBITDA represents income from continuing operations before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management as a supplemental measure of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

The following is a reconciliation of income from continuing operations to EBITDA:

(in thousands of Cdn. dollars)
For the years ended December 31	2004	2003	2002
Income from continuing operations	$6,142	$1,300	$(2,023)
Interest expense	1,455	959	902
Income tax expense	4,003	1,494	(1,110)
Amortization	4,328	4,130	3,959
EBITDA	$15,928	$7,883	$1,728

Prior Comment 3

2.

In regard to consignment sales, tell us when the risks and rewards of ownership of the product and title transfer to the customer.

CE Franklin Response:

The risks and rewards of ownership of the product and title transfers to the customer when the product is removed from the consigned inventory, which is segregated in our customers facilities, and used by the customer.  At this point, the customer assumes title to the product, uses the product for his purposes and is prepared to compensate CE Franklin for the use of the product.

3.

We note your response that it is not possible to determine the impact of consignment sales on net income.  It appears to us that the impact should be the amount of gross profit you recorded on consignment sales.  To the extent that impact is material to net income, we continue to believe you should revise future filings to include revenue recognition policies for sales and consigned sales that specify when you recognize revenue.  Please be advised that we do not believe the disclosure that indicated revenue is recognized when the risks and rewards of ownership of the product and title transfer to the customer adequately specify when revenue is recognized.

CE Franklin Response:

Consignment sales are not material to net income.  In addition, for the year ended December 31, 2005, consignment sales became a smaller component of Company’s sales, gross profit and net income.  We anticipate this trend to continue.

However, the Company will continue to monitor consignment sales, and if they do become material to sales, gross profit and particularly net income, the Company will adopt the disclosures as suggested in your comment letter.

4.

We note the supplemental information you provided in response to prior comment 4 including management reports.  It appears to us that your sales revenue is comprised of two or more significant product lines.  Please revise future filings to disclose sales by major product line as required by paragraph 37 of SFAS 131.  In addition, please revise MD&A in future filings to separately disclose and discuss sales and gross profits by product line.

CE Franklin Response:

CE Franklin considers all of the products that it distributes to have similar economic characteristics such as:

•

The Company provides a basket of commodity steel products that are similar in nature and that assist our customers with the production of oil or gas.  In particular, our products assist with the gathering and transportation of oil and gas from the bottom of the well to a gathering point. Although we classify all our products into different groups, they are similar in nature.  For instance, tubular products are in fact pipe that is placed inside oil or gas wells, or is pipe that is placed underground to transport oil or gas from the wellhead to gathering point.  This is similar to above ground pipe, which is classified as fittings and accessories in our previously provided schedule 2, which is used to transport oil or gas from the wellhead to the gathering system.  Both products are considered pipe, and are used for similar applications which is the transport of oil and gas from the wellhead to the gathering system.

•

As noted in note 3 to our December 31, 2004 financial statements, the Company’s sales are concentrated in one industry sector, the energy sector. As a result, the products the Company distributes are sold to the same class of customer used for the same purpose, which is described above.

•

The products are subject to the same method of distribution, our 41 branches and tubular stocking points.

•

The split of sales and gross profit by product group shown on our previously provided schedule 2 is not reviewed by the chief operating decision-makers.

Due to the above factors, the Company considers all of the products it sells to be similar products, and therefore has grouped these sales in accordance with SFAS 131.

The Company was required to file its financial statements, management discussion and analysis, and its annual information form (form 20F) for Canadian regulatory purposes on March 31, 2006.  We have updated our disclosures, where possible and appropriate, to include your comments in which we are in agreement.  If you have any questions with, or disagree with any of the above responses, I suggest we discuss the matter by telephone.  CE Franklin would like to reach a conclusion to these issues as soon as possible.  I can be reached at 403-531-5603.

Sincerely,

Salvatore Secreti

Vice President and Chief Financial Officer

CE Franklin Ltd.